File No. 70-9449
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                 AMENDMENT NO.1 TO FORM U-1 DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.

             (Name of top registered holding company parent)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent of service)

The Commission is requested to direct all notices, orders and communications in this matter to:

George Dwight II/Senior Counsel      William T. Baker, Jr.
Cinergy Corp.                        Thelen Reid & Priest LLP
139 East Fourth Street, 25 Atrium 2  40 West 57th Street
Cincinnati, Ohio 45202               New York, New York  10019
513-287-2643                         212-603-2106
513-287-3810 (fax)                   212-603-2182 (fax)
gdwight@cinergy.com                  wbaker@thelenreid.com

Item 1.     Description of Proposed Transactions

     A.   Service Agreements between Utilities and Domestic Nonutility
          Affiliates

     On behalf of the proposed parties thereto, Cinergy Corp.
("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization for its domestic nonutility subsidiaries to enter into service agreements with Cinergy's utility subsidiaries under which, subject to the terms and conditions thereof, the nonutility subsidiaries may provide a range of services to the utility affiliates, and vice versa,/1/ priced at "cost" as determined pursuant to Rule 91 under the Act. Cinergy requests authorization for each of its domestic nonutility subsidiaries (including those formed after the date of the Commission's order herein, but excluding exempt telecommunications companies as defined in the Act ("ETCs")) to enter into a separate but substantially similar contract ("Service Agreement" or "Agreement") with all of Cinergy's utility subsidiaries.

     Cinergy's two principal utility subsidiaries, each of which is a direct, wholly-owned subsidiary of Cinergy, are The Cincinnati Gas & Electric Company, an Ohio electric and gas utility ("CG&E"), and PSI Energy, Inc., an Indiana electric utility ("PSI"), which are subject to state utility regulation by the Public Utilities Commission of Ohio ("PUCO") and the Indiana Utility Regulatory Commission ("IURC"), respectively. Pursuant to provisions regarding affiliate contracts contained in settlement agreements dating from the 1994 merger that created Cinergy, /2/ CG&E and PSI submitted identical proposed forms of Service Agreements to the PUCO and the IURC staff in August 1998 for their review prior to review by this Commission. In late January 1999 the PUCO and the IURC staff completed their review and, based upon certain modifications made to the CG&E Service Agreement and assurances regarding certain costs that may arise under the PSI Service Agreement (see letter from PSI filed as Exhibit D-4), cleared the CG&E and PSI Service Agreements for filing with this Commission in the forms submitted herewith./3/ The letters from the PUCO and IURC staff are included as Exhibits D-2 and D-5.

     The proposed Service Agreements with the remaining utility subsidiaries of Cinergy, all of whom are direct, wholly-owned subsidiaries of CG&E (collectively, with CG&E and PSI, the "Operating Companies") - The Union Light, Heat and Power Company, a Kentucky electric and gas utility ("ULH&P"), Lawrenceburg Gas Company, an Indiana gas utility ("Lawrenceburg"), The West Harrison Gas and Electric Company, an Indiana electric utility ("West Harrison"), and Miami Power Corporation ("Miami"), an electric utility by virtue of its ownership of certain transmission assets - do not require prior state commission review. Except in regard to prior state commission review of amendments thereto, the proposed Service Agreement for each CG&E utility subsidiary conforms in all material respects to the CG&E Service Agreement, including the additional protections incorporated as a result of the PUCO's review.

     The proposed Service Agreements for CG&E, PSI and CG&E's utility subsidiaries are filed as Exhibits B-1, B-2 and B-3, respectively.

     B.   Parties to Service Agreements

     The parties to the Service Agreements will be the Operating
Companies and Cinergy's domestic nonutility subsidiaries excluding ETCs.

     Cinergy has five direct subsidiaries all of whom are wholly-owned:
CG&E, PSI, Cinergy Investments, Inc. ("Cinergy Investments"), which holds all of Cinergy's domestic nonutility businesses and interests (with certain minor exceptions),/4/ Cinergy Global Resources, Inc., which holds all of Cinergy's foreign businesses and interests, and Cinergy Services, Inc., Cinergy's service company subsidiary which provides a variety of support services to its utility and nonutility affiliates.

     The Operating Companies generate, transmit, distribute and sell electricity and transport and sell natural gas to approximately 1.4 million customers in southwestern Ohio, most of Indiana and northern Kentucky.

     PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of
2.1 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the year ended December 31, 1997, PSI had total consolidated assets of approximately $3.4 billion and operating revenues of approximately $1.9 billion.

     CG&E and its utility subsidiaries provide electric and gas service in the southwestern portion of Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,000 square miles and has an estimated population of 1.8 million. CG&E is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in the southwestern portion of Ohio, serving an estimated population of 1.5 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. ULH&P, which is subject to state utility regulation by the KPSC, is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in northern Kentucky, serving an estimated population of 299,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington. Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. West Harrison sells electricity over a 3-square mile area with a population of approximately 1,000 in West Harrison,Indiana and bordering rural areas. Lawrenceburg and West Harrison are subject to state utility regulation by the IURC. Miami owns a 138 kV transmission line running from the Miami Fort Power Station in Ohio to a point near Madison, Indiana. Miami is regulated by the Federal Energy Regulatory Commission under the Federal Power Act, but is not subject to state utility regulation. At and for the year ended December 31, 1997, CG&E had total consolidated assets of approximately $4.9 billion and operating revenues of approximately $2.4 billion ($1.9 billion electric and $500 million gas).

     For more information regarding the Operating Companies, see
Cinergy's Annual Report on Form 10-K for the year ended December 31, 1997 and quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1998, as well as Cinergy's Annual Report on Form U5S.

     Cinergy Investments holds all of Cinergy's domestic nonutility businesses, except for those held by CG&E and PSI. At December 31, 1998, Cinergy Investments had 11 direct wholly-owned subsidiaries (see the chart filed as Exhibit I): Cinergy-Cadence, Inc., an "energy-related company" within the meaning of Rule 58 under the Act (a "Rule 58 Company" or "Rule 58 Subsidiary") which has a one-third ownership interest in its Rule 58 Subsidiary, Cadence Network LLC, which markets various energy management services to multi-site retail establishments; Cinergy Capital & Trading, Inc., a Rule 58 Company devoted to energy marketing and trading that has eight subsidiaries, each devoted to energy marketing or ownership or operation of EWGs; Cinergy Communications, Inc., an ETC; Cinergy Engineering, Inc., a Rule 58 Company devoted to utility-related engineering and other technical services; Cinergy-Centrus, Inc., an ETC; Cinergy-Centrus Communications, Inc., an ETC that holds a one-third ownership interest in Centrus LLP, also an ETC; Cinergy Resources, Inc., a Rule 58 Company devoted to energy marketing and trading; Cinergy Solutions, Inc./5/, which, together with its 12 partly- and wholly-owned subsidiaries, primarily markets energy management services and engages in development, ownership and operation of district cooling and heating systems and qualifying facilities under the Public Utility Regulatory Policies Act of 1978, principally through a joint venture with a non-affiliate, Trigen Energy Corporation; Cinergy Supply Network, Inc., a Rule 58 Company, which engages in utility materials brokering services and, through its one-third-owned Rule 58 Subsidiary, Reliant Services, LLC, proposes to engage in underground utility facilities location and construction services; Cinergy Technology, Inc., which is devoted to commercialization of utility technologies and related investments;/6/ and Enertech Associates, Inc., an inactive Rule 58 Company.

     For more information concerning Cinergy Investments and its subsidiaries, including financial information, see Cinergy's Annual Report on Form U5S for the year ended December 31, 1997, quarterly reports on Form U-9C-3 and quarterly notification certificates in File No. 70-8933 (relating to Cinergy Solutions) for March 31, June 30 and September 30, 1998 and the application-declaration as amended in File No. 70-9319.

     C.   Terms of Service Agreements

          1.   Terms Common to All Service Agreements

     In general, the Service Agreements authorize the provision of services, including loans of employees, from the Operating Companies to the domestic nonutility companies, excluding ETCs ("Nonutility Companies"), and from the Nonutility Companies to the Operating Companies, priced at "cost," pursuant to a written service request procedure. The Agreements include provisions regarding liability and indemnification, as well as provisions to protect the interests of Cinergy's state utility regulators and the retail customers of the Operating Companies.

     More specifically, upon receipt by a party to the Agreement of a written service request (adhering to the form thereof attached to the Agreement) requesting such services as are specified therein, including if applicable use of any related equipment, facilities, properties or other resources ("Services"), the receiving party shall provide the requested Services at the time and for the period sought, if in its sole discretion it can do so without impairing its normal business operations. Services may include, but are not limited to, engineering and construction; operations and maintenance; equipment testing; information services; monitoring, surveying, inspecting, constructing, locating and marking of overhead and underground utility facilities; meter reading; materials management; vegetation management; and marketing and customer relations. In addition to the exclusion of transactions involving affiliated ETCs and FUCOs, affiliate transactions involving sales, leases, or other transfers of assets, goods, energy commodities (including electricity, gas, coal and other combustible fuels) or thermal energy products are outside the scope of the Service Agreements. (Article 1)

     Any loans of employees by the company providing Services shall likewise be at the service provider's sole discretion. While performing work on behalf of the client company, any such loaned employees shall be under its supervision and control, and the client company shall be responsible for their actions.

     All requests for Services shall be in writing consistent with the form thereof appended to the Agreement. Accordingly, each service request must identify the client company and proposed service provider, be authorized by an appropriate individual at both the client company and the service provider, include a detailed description of the proposed services and estimated costs, and specify the scheduled start date and completion date. In addition, all Services shall be assigned to applicable activities, projects, programs or on other appropriate bases to enable specific work to be properly assigned. The client company may amend service requests from time to time, subject to certain conditions. (Article 2)

     All Services shall be rendered at the full cost thereof, as computed in accordance with applicable rules, regulations and accounting standards including Rules 90 and 91 under the Act. As soon as practicable after the close of each month, any company providing Services shall render to each client company a statement reflecting the billing information necessary to identify the costs charged for that month. The client company is required to pay all amounts billed within 30 days after receipt thereof. (Article 3)

     The sole and exclusive responsibility of a company providing
Services for any asserted deficiency will be to correct or repair the deficiency or re-perform the Services, at no additional cost to the client company. The service provider disclaims any additional warranties or remedies, and each client company agrees to accept Services on that basis. In addition, any company receiving Services agrees to indemnify the company providing those Services (including each of its officers, directors, employees and agents) from any losses, liabilities or claims arising from or in connection with the provision of such Services. The indemnity applies regardless of negligence, willful misconduct, or breach of warranty by the company that provided the Services or any of its officers, directors, employees or agents. (Article 4)

     The final article of each Service Agreement contains provisions regarding ratemaking, amending the Agreement, additional parties, regulatory requirements and miscellaneous "boilerplate." With respect to ratemaking, the Agreement provides (Section 5.1) that:

          Operating Company shall not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the [applicable state commission - PUCO, IURC or KPSC] which pertains to recovery, disallowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by Operating Company in or as a result of this Agreement (or any amendment hereto) on the basis that this Agreement and any such expense, charge, cost or allocation was filed with or approved by the SEC.

     Any amendment to the Agreement must be in writing executed by all of the parties. In addition, the CG&E and PSI Service Agreements (but not the form of Service Agreement for CG&E's utility subsidiaries) provide that any amendment to either of those Agreements, before being submitted to this Commission for its review, must first be submitted to the PUCO and the IURC staff for their review, and submitted to certain other interested parties for informational purposes (see Section 5.2) - in other words, the same "pre-SEC filing and review" procedure applicable to the instant Service Agreements for CG&E and PSI. As with CG&E's and PSI's entry into these contracts, the PUCO and the IURC staffs have effective veto power over any proposed amendment to those contracts. Cinergy is precluded from seeking Commission approval of the contract or amendment, or must withdraw it, and may not put it into effect as to CG&E or PSI, if the PUCO or IURC staff disapprove it or find it unreasonable. This protection - as with the ratemaking "hold-harmless" in Section 5.1 - is a linchpin of the 1994 settlements as they concern matters relating to the Act.

     Additional Nonutility Companies may become parties to any Service Agreement after the original execution thereof by executing appropriate signature pages. In the absence of any changes to the terms of the Agreement, merely adding new Nonutility Companies as signatories is not deemed an amendment, including for purposes of the prior state review just described. (Section 5.4)

     The provision of Services pursuant to the Agreement shall in all cases, and notwithstanding anything to the contrary, be subject to any limitations or restrictions contained in any applicable orders or authorizations, statutory provisions, rules or regulations, tariffs, or agreements, whether now in existence or hereinafter promulgated, of regulatory or governmental agencies having jurisdiction over the parties to the Agreement, including the Commission, the applicable state commission and the Federal Energy Regulatory Commission. To the extent, if any, that at any time any provision of the Agreement conflicts with any limitation or restriction of any such regulatory agency, the latter controls. (Section 5.6)

     The foregoing provisions are included in each proposed Service Agreement, with the sole exception that the provision (Section 5.2) granting the state commission or its staff the right to prior review of proposed amendments is included in the CG&E and PSI Service Agreements, but not the Service Agreements to be entered into by the CG&E utility subsidiaries. This difference is consistent with the terms of the 1994 merger accommodations with the PUCO, IURC and the KPSC.

     2.   Additional Terms Resulting from PUCO Review

     The PUCO's review in Case No. 98-1183-GE-CMT resulted in the incorporation of certain additional provisions in the CG&E Service Agreement (which are reflected in the form filed herewith). There are two principal substantive provisions./7/ The first is directed at potential unfair competition and stipulates that none of the Services "may include the provision of information or other services by the Operating Company that may result in an undue or unreasonable competitive advantage under law to any Nonutility Company." (Section 1.1(b), last sentence.)

     The second principal substantive provision is intended to protect confidential information of customers of the Operating Companies, and thus imposes "certain prohibitions related to the access, sharing, and release of customer information and customer information databases." (See Section
5.11 of CG&E Service Agreement.) Specifically, this provision requires, except as otherwise expressly permitted therein, that:

     1. No employee of a Nonutility Company may access CG&E's customer database or release CG&E customer information without the written consent of the customer specifying the type of information to be released.

     2. No employee of CG&E may release CG&E customer information to a Nonutility Company without the written consent of the customer specifying the type of information to be released.

     3. CG&E shall keep a log when the CG&E customer database is accessed by or CG&E customer information is released to a Nonutility Company. Such log shall include customer name, date(s) when CG&E's customer database was accessed or CG&E customer information was released, the type(s) of information accessed or released, and the employee and entity requesting access to the database or release of information.

     4. CG&E customer information released to a Nonutility Company may not be shared or supplied by that Nonutility Company with or to another CG&E affiliate or Cinergy subsidiary.

     Both of these provisions - concerning unfair competitive advantages and safeguarding customer information - have also been included in the form of Service Agreement for each CG&E utility subsidiary and thus will apply in respect of service transactions under those agreements as well.
Although these provisions are not part of the express terms of the PSI Service Agreement, Cinergy will ensure that PSI and the Nonutility Companies party to that agreement abide by these restrictions. As noted, the PSI Service Agreement underwent its own review by the IURC staff pursuant to the 1994 merger settlements; based on its review and certain assurances given by PSI, the staff requested no changes to the proposed agreement.

Item 2.     Fees, Commissions and Expenses

     The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with the proposed transactions are estimated at $15,000, including legal fees and expenses of Thelen Reid & Priest LLP of approximately $10,000.

Item 3.     Applicable Statutory Provisions

     Sections 12(f) and 13(b) and Rules 54, 80, 81, 86, 87, 89, 90 and
91 are or may be applicable to the proposed transactions.

     Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the conditions of rule 53(a), (b) and (c) are satisfied.

     Cinergy currently does not meet the conditions of rule 53(a). At December 31, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs (including related project parents) was approximately $628 million. This amount equals approximately 66% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1) (approximately $949 million), which exceeds the 50% "safe harbor" limitation contained in rule 53(a). By order dated March 23, 1998 (HCAR No. 26848) ("100% Order"), the Commission authorized Cinergy to increase its total investments in EWGs and FUCOs to 100% of consolidated retained earnings. Accordingly, although Cinergy's aggregate investment exceeds the 50% safe harbor, such additional level of investment is expressly permitted under the 100% Order.

     At September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt; at such date, Cinergy's pro forma consolidated capitalization, taking into account the entire amount of non-recourse debt allocable to Cinergy's ownership interest in EWGs and FUCOs (i.e., $949 million) was 38.2% equity and 61.8% debt. As shown in Exhibit H filed herewith, Cinergy's pro forma consolidated capitalization at December 31, 1998 consisted of 42% equity and 58% debt; also as shown in Exhibit H, even if the entire amount of then-outstanding non-recourse debt of EWGs and FUCOs allocable to Cinergy's ownership interest therein were consolidated (i.e., $1.2 billion), equity would still comprise 35.5% of the overall capital structure. The proposed transactions would have no impact on Cinergy's capitalization.

     With respect to earnings, the 100% Order stated that Cinergy did not report a full-year operating loss attributable to its investments in EWGs and FUCOs for any year 1992 through 1996. That order also stated that Midlands Electricity plc ("Midlands"), a FUCO in the United Kingdom in which Cinergy has a 50% ownership interest, recorded a one-time extraordinary charge in the third quarter of 1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy. However, the 100% Order noted that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order (as disclosed in the quarterly notification certificates in File No. 70-9011), Cinergy's investments in EWGs and FUCOs have continued to make a positive contribution to Cinergy's earnings.

     With respect to the remaining conditions of rule 54, Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating company personnel in rendering services to EWGs and FUCOs, and the requirements of rule 53(a)(4) concerning submission of specified filings under the Act to retail rate regulatory agencies. In addition, none of the conditions in rule 53(b) has occurred.

Item 4.     Regulatory Approval

     OHIO: Pursuant to the 1994 merger-related settlements and conditions referred to in Item 1, the PUCO has jurisdiction to review in advance for a 60-day period prior to any filing thereof with this Commission, and to approve or disapprove, certain affiliate contracts to which CG&E proposes to be a party, including the proposed CG&E Service Agreement. On August 24, 1998 CG&E filed the contract with the PUCO initiating Case No.98-1183-GE-CMT (see Exhibit D-1); pursuant to the merger settlement procedures, CG&E has also provided copies of the contract to certain other interested parties. On January 25, 1999, the PUCO's assistant attorney general issued a letter (Exhibit D-2) addressed to the Assistant Director of the Commission's Office of Public Utility Regulation, stating that:

     By a vote on January 20, 1999, the [PUCO] has
     authorized me to inform you that, pursuant to procedures agreed to in the 1994 merger which created Cinergy Corp., [CG&E] has filed a proposed Utility-Nonutility Services
     Agreement for PUCO review.    This letter is to inform
     you that the PUCO and its staff has completed its review and has no objections to the Services Agreement as filed with the PUCO.

     INDIANA:  Likewise, pursuant to the 1994 merger settlements, on
August 21, 1998 PSI filed the proposed PSI Service Agreement with the staff of the IURC (and provided copies to certain other interested parties), initiating a 60-day pre-SEC filing review period by the IURC's staff. (See Exhibit D-3.) As required by the merger settlement, PSI also published a notice with respect to the Service Agreement in two local newspapers. On December 21, 1998, PSI submitted a letter to the IURC (Exhibit D-4) confirming, in connection with the Service Agreement, that should PSI "be required to re-perform any services (or to correct or repair any deficiencies) under section 4.1 of that agreement, the costs of any such re-performance, correction or repair shall not be allocated or charged to PSI's retail customers." On January 14, 1999, partly on the basis of these assurances, the IURC's staff issued a letter to PSI (Exhibit D-5) stating that the staff had "completed its preliminary review of the [PSI Service
Agreement]   and the contract is now cleared for filing with the IURC and the SEC." Under state law and the 1994 merger-related settlement agreement with the IURC, PSI, following completion of the staff's review, is required to file the contract with the IURC (and has done so concurrently with the filing of this application with the Commission), although that filing will not initiate any proceeding before the IURC and the IURC is not required to take any action on the contract (beyond its staff's earlier review)./8/

     KENTUCKY: The KPSC does not have a right to prior review of the proposed Service Agreement for ULH&P, pursuant to the conditions agreed to by Cinergy in connection with the KPSC's approval of the Cinergy merger in 1994 or otherwise. As noted however, the ULH&P Service Agreement will conform in all material respects to the CG&E Service Agreement (but for the provisions concerning prior state review of proposed amendments to the agreement), including the additional substantive provisions springing from the PUCO's review.

     In September 1998, the KPSC initiated a proceeding (Administrative Case No. 369) proposing for comment draft cost allocation and affiliate transaction guidelines and a code of conduct for jurisdictional utilities with nonregulated activities or affiliates. The matter is pending.

     Other than as described above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.     Procedure

     Cinergy requests that the Commission issue and publish as soon as practicable the requisite notice under Rule 23 with respect to the filing of this application, and that the Commission issue an order granting the authority requested herein as soon as practicable after expiration of the public notice period.

     Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.   Exhibits and Financial Statements

          (a)  Exhibits:

     A           Not applicable

     B-1         Form of CG&E Service Agreement

     B-2         Form of PSI Service Agreement

     B-3         Form of Service Agreement for each CG&E Utility
Subsidiary

     C           Not applicable

     D-1         Application to PUCO submitting CG&E Service Agreement
for review (excluding exhibits)

     D-2         Letter from PUCO Staff to SEC clearing CG&E Service
Agreement for filing

     D-3         Application to IURC Staff submitting PSI Service
Agreement for review (excluding exhibits)

     D-4         Letter from PSI to IURC Staff providing certain
assurances regarding PSI Service Agreement

     D-5         Letter from IURC Staff to PSI clearing PSI Service
Agreement for filing

     F-1         Preliminary opinion of counsel

     G-1         Revised form of Federal Register notice

     H           Pro Forma Consolidated Capitalization at December 31,
1998

     I           Chart Showing Cinergy Investments and Subsidiaries at
December 31, 1998

     (b)  Financial Statements:

     FS-1         Cinergy Pro Forma Consolidated Financial Statements,
dated December 31, 1998 (to be filed by amendment)

     FS-2         Cinergy Pro Forma Financial Statements, dated December
31, 1998 (to be filed by amendment)

     FS-3         Cinergy Consolidated Financial Data Schedule (included
as part of electronic submission only) (to be filed by amendment)

     FS-4         Cinergy Financial Data Schedule (included as part of
electronic submission only) (to be filed by amendment)

Item 7.     Information as to Environmental Effects

     (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 11, 1999
                                     CINERGY CORP.

                                     By:/s/Jerome A. Vennemann
                                           Assistant Secretary

                                ENDNOTES

/1/ Services rendered under the proposed service agreements by the utility subsidiaries to the nonutility affiliates are exempt from prior Commission approval by virtue of Rule 87(b)(1) under the Act. Accordingly, Cinergy does not seek Commission authorization for those service transactions, which are an integral aspect of the proposed contracts.

/2/   These merger-related settlement agreements with the PUCO and the IURC
(and other interested parties), as well as conditions agreed to by Cinergy in connection with related merger proceedings before the Kentucky Public Service Commission ("KPSC"), were noted by the Commission in its October 21, 1994 order approving the Cinergy merger and related transactions (HCAR No. 35-26146 in File No. 70-8427). Copies of the relevant documents were submitted by Cinergy in File No. 70-8427 and summarized in the application-declaration in that proceeding. In addition, in connection with the Commission's March 23, 1998 order (HCAR No. 26848) granting Cinergy authority to invest financing proceeds up to 100% of consolidated retained earnings in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), Cinergy provided a detailed summary of the merger-related arrangements with the PUCO, IURC and KPSC in the application-declaration in that proceeding.

/3/ Concurrently with this filing, PSI is submitting the proposed PSI Service Agreement to the IURC. That submission will initiate no proceeding before the IURC and neither requires or seeks any approval or other action by the IURC (beyond the clearance previously issued by its staff).

/4/ CG&E has two nonutility subsidiaries - Tri-State Improvement Company, which acquires and holds property in support of the businesses of CG&E and its utility subsidiaries, and KO Transmission Company, a gas pipeline company. CG&E also holds limited partnership interests in several local venture capital and community development funds. PSI has one nonutility subsidiary, South Construction Company, which holds title to real estate not used and useful in PSI's business. PSI also holds limited partnership interests in several local venture capital and community development funds. For more information concerning the nonutility businesses and interests of CG&E and PSI, see the post-effective amendments in File No. 70-8427 in which Cinergy requests an order releasing Commission jurisdiction over Cinergy's continued retention, through CG&E and PSI, of these nonutility businesses and interests.

/5/  Cinergy Solutions was formed pursuant to HCAR No. 35-26662, February
7, 1997.

/6/ Cinergy has pending a request in File No. 70-8427 for an order releasing Commission jurisdiction over Cinergy's continued retention of this entity.

/7/ The additional provisions, beyond the two provisions described in the text, consist of certain preliminary recitals (i.e., the fifth through seventh "Whereas" clauses), acknowledgements of exiting obligations to which CG&E is already and will remain subject (i.e., second and third paragraphs of Section 5.6) and notification requirements with respect to the addition of new Nonutility Companies to the Service Agreement (last sentence of Section 5.4).

/8/ Similarly, pursuant to requirements of state law, the proposed Service Agreements with Lawrenceburg and West Harrison - each of which is a public utility under Indiana law subject to IURC jurisdiction - will also be filed with the IURC, although such filing will neither initiate any proceeding before the IURC nor require the IURC to take any action in respect of those contracts.